Michael H. Bison	Goodwin Procter llp
617.570.1933	Counsellors at Law
mbison@	Exchange Place
goodwinprocter.com	Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
VIA EDGAR AND OVERNIGHT COURIER
September 7, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Mail Stop — 4561
Attention: Ms. Karen J. Garnett

Re:	athenahealth, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 6, 2007
File No. 333-143998

Ladies and Gentlemen:
          This letter is being furnished on behalf of athenahealth, Inc. (the “Company”) in response to comments contained in the letter dated September 6, 2007 (the “Letter”) from Karen Garnett of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jonathan Bush, Chief Executive Officer, President and Chairman of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on August 31, 2007. Amendment No. 4 to the Registration Statement (“Amendment No. 4”), including the prospectus contained therein, was filed on behalf of the Company with the Commission on September 6, 2007.
          The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 4 as marked. Copies of this letter and its attachments will also be provided to Angela McHale, Rachel Zablow and Cicely LaMothe of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.

United States Securities and Exchange Commission
September 7, 2007

Part II
Recent Sales of Unregistered Securities, page II-3

1.	We note your disclosure in response to prior comment 19. Please revise to describe in more detail the type and amount of consideration you received from consultants in exchange for options. Also, please tell us how consultants are included in your stock option plans.
RESPONSE: Amendment No. 4 has been revised on pages II-3 and II-4 in response to the Staff’s comment. The Company advises the Staff that each of these awards made to consultants were made pursuant to the Company’s 2000 Stock Option and Incentive Plan (the “2000 Plan”) in consideration of services rendered to the Company, with exercise prices equal to the estimated fair value of the Company’s common stock on the date of grant. No cash or additional consideration was received by the Company in consideration of our issuance of these options. All of these consultants are natural persons. The Company’s 2000 Plan permits the issuance of option awards to “employees, officers, directors, consultants and advisors of the Company and its Subsidiaries” as set forth in the 2000 Plan filed as Exhibit 10.3 to the Registration Statement.

2.	We note your revised disclosure pursuant to prior comment 20. You have disclosed the exemption from registration that you relied upon for the issuance of shares upon exercise of the options previously described; however, you have not disclosed the exemption that you relied upon for granting the options themselves. Please revise accordingly.
RESPONSE: : Amendment No. 4 has been revised on page II-4 in response to the Staff’s comment.
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          If you require additional information, please telephone either Lawrence S. Wittenberg at (617) 570-1035 or the undersigned at (617) 570-1933.

Sincerely,
/s/ Michael H. Bison

Michael H. Bison

cc:	Christopher E. Nolin, Esq. (athenahealth, Inc.)
Lawrence S. Wittenberg, Esq. (Goodwin Procter LLP)
Christopher J. Austin, Esq. (Ropes & Gray LLP)
Michael D. Beauvais, Esq. (Ropes & Gray LLP)